UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Lands’ End, Inc.
(Name of Subject Company)

Lands’ End, Inc.
(Name of Persons Filing Statement)

Common stock, par value $0.01 per share
(Title of Class of Securities)

51509F105
(CUSIP Number of Class of Securities)

Peter L. Gray
President, Lands’ End Licensing, Chief Administrative Officer and General Counsel
Lands’ End, Inc.
5 Lands’ End Lane
Dodgeville, Wisconsin 53595
(608) 935-9341

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Igor Kirman
Wachtell, Lipton, Rosen & Katz
51 W 52nd St,
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Lands’ End, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by LEWHP, LLC, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of WH Topco, L.P. (“WHP Global”), a Delaware limited partnership, to purchase up to 2,222,222 of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, in exchange for $45.00 per share in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2026 (as amended and supplemented on March 18, 2026, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8. “Additional Information” is hereby amended and supplemented to include the following:

“Expiration of the Offer.

The Company has been informed of the following by Purchaser:

The Offer and related withdrawal rights expired as scheduled at 7:00 a.m., Eastern Time, on March 31, 2026, and the Offer was not extended (such date and time, the “Expiration Time”).

The depositary has advised Purchaser and WHP Global that, as of the Expiration Time, 29,243,942 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 95.2% of the issued and outstanding Shares as of the Expiration Time. Because the aggregate number of Shares tendered into the Offer exceeded the Offer Cap, Shares have been accepted on a pro rata basis pursuant to the terms of the Offer. The depositary has advised that the proration factor for the Offer is approximately 7.6%. As each of the Offer Conditions have been satisfied or waived, Purchaser has irrevocably accepted for payment and purchase, and will pay for, 2,222,222 Shares that were validly tendered (not validly withdrawn). WHP Global expects to close the Transactions on April 1, 2026, in accordance with, and subject to the terms of, the Purchase Agreement.

A copy of the press release issued by the Company on April 1, 2026 announcing the closing of the Transactions is attached as Exhibit (a)(5)(C) to the Schedule 14D-9 and incorporated herein by reference. A copy of the press release issued by WHP Global on April 1, 2026 announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(D) to the Schedule 14D-9 and incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(C)	Press Release issued by the Company, dated April 1, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 1, 2026).

(a)(5)(D)	Press Release issued by Purchaser, dated April 1, 2026 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-T/A filed by Purchaser with the Securities and Exchange Commission on April 1, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2026

Lands’ End, Inc.

By:	/s/ Peter L. Gray
Name: Peter L. Gray
Title: President, Lands’ End Licensing, Chief Administrative Officer and General Counsel